Registration No. 333 -

As filed with the Securities and Exchange Commission on March 14, 2022

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

(Exact name of issuer of deposited securities as specified in its charter)

ENERGY CO OF MINAS GERAIS

(Translation of issuer’s name into English)

The Federative Republic of Brazil

(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System

111 Eighth Avenue, 13th Floor

New York, New York 10011

(212) 604-1666

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen Double, Esq. Holland & Knight LLP 31 West 52nd Street New York, New York 10019 Telephone: 212-513-3528	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 Telephone: 212-336-2301

It is proposed that this filing become effective under Rule 466:	☐	immediately upon filing.
	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (“ADS(s)”), each ADS representing (1) preferred share, par value R$5.00 per share, of Companhia Energética de Minas Gerais - CEMIG.	300,000,000 ADSs	US$5.00	US$15,000,000.00	US$1,390.50

*	Each unit represents 100 ADSs.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

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PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (16) and (17).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (14).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13); Reverse of Receipt - Paragraph (17).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14), (15), and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (14) and (18).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (13).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (7); Reverse of Receipt - Paragraphs (19) and (20).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (10).

Item 2.		AVAILABLE INFORMATION	Face of Receipt - Paragraph (13).

Companhia Energética de Minas Gerais is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to Amendment No. 2 to the Second Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(i)	Form of Amendment No. 2 to Second Amended and Restated Deposit Agreement, dated as of [●], 2022, by and among Companhia Energética de Minas Gerais – CEMIG (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares (“ADSs”) issued under the terms of the Second Amended and Restated Deposit Agreement (as hereinafter defined). — Filed herewith as Exhibit (a)(i).

(a)(ii)	Amendment No. 1 to Second Amended and Restated Deposit Agreement, dated as of June 11, 2007, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs issued under the terms of the Second Amended and Restated Deposit Agreement (as hereinafter defined). — Previously filed and incorporated by reference to Registration Statement on Form F-6 (Reg. No.: 333-173439).

(a)(iii)	Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs issued thereunder (the “Second Amended and Restated Deposit Agreement”). — Previously filed and incorporated by reference to Registration Statement on Form F-6 (Reg. No.: 333-143636).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. — None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. — None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among Companhia Energética de Minas Gerais – CEMIG, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder, as amended by Amendment No. 1 to Second Amended and Restated Deposit Agreement, dated as of June 11, 2007, and as proposed to be further amended by Amendment No. 2 to Second Amended and Restated Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 14th day of March, 2022.

Legal entity created by the Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, as amended by Amendment No. 1 to Second Amended and Restated Deposit Agreement, dated as of June 11, 2007, and as proposed to be further amended by Amendment No. 2 to Second Amended and Restated Deposit Agreement, under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing one (1) preferred share, par value R$5.00 per share, of Companhia Energética de Minas Gerais – CEMIG.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Leslie DeLuca
Name: Leslie DeLuca
Title: Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Companhia Energética de Minas Gerais – CEMIG certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Belo Horizonte, MG, Brazil on March 14, 2022.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/s/ Reynaldo Passanezi Filho
Name: Reynaldo Passanezi Filho
Title: Chief Executive Officer – President

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Reynaldo Passanezi Filho and Leonardo George de Magalhães to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on March 14, 2022.

Signature	Title

/s/ Reynaldo Passanezi Filho	Chief Executive Officer - President
Reynaldo Passanezi Filho

/s/ Leonardo George de Magalhães	Chief Officer for Finance and Investor Relations
Leonardo George de Magalhães

/s/ Mário Lucio Braga	Principal Accounting Officer
Mário Lucio Braga

/s/ Márcio Luiz Simões Utsch	Director
Márcio Luiz Simões Utsch

Signature	Title

Director
Carlos Eduardo Tavares de Castro

/s/ José Reinaldo Magalhaes	Director
José Reinaldo Magalhaes

/s/ Afonso Henriques Moreira Santos	Director
Afonso Henriques Moreira Santos

/s/ José João Abdalla Filho	Director
José João Abdalla Filho

Director
Marcelo Gasparino da Silva

/s/ Paulo César de Souza e Silva	Director
Paulo César de Souza e Silva

/s/ Franklin Moreira Gonçalves	Director
Franklin Moreira Gonçalves

Director
Vacant

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Companhia Energética de Minas Gerais – CEMIG has executed this Registration Statement on Form F-6 in Newark, Delaware, on March 14, 2022.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page
(a)(i)	Form of Amendment No. 2 to Second Amended and Restated Deposit Agreement
(d)	Opinion of Counsel to the Depositary